SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Invacare Holdings Corporation
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

46124A101
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446-4053

With a copy to:

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☑

(Page 1 of 14 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46124A101	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON M.H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 226,876 shares of Common Stock (including 206,464 shares of Common Stock issuable upon conversion of Series A Preferred Shares (as defined in Item 4))*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 226,876 shares of Common Stock (including 206,464 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 226,876 shares of Common Stock (including 206,464 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.22%*
14	TYPE OF REPORTING PERSON PN

*The conversion of the shares of Series A Preferred Shares reported herein is subject to the Blocker (as defined in Item 4). The number of shares of Common Stock in rows (8), (10) and (11) and the percentage set forth in row (13) reflect the conversion in full of the Series A Preferred Shares reported on this cover page, however, the ability to convert such Series A Preferred Shares at any given time is subject to the Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate.

CUSIP No. 46124A101	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Arbitrage, Equities and Relative Value LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,750,565 shares of Common Stock (including 7,053,327 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,750,565 shares of Common Stock (including 7,053,327 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,750,565 shares of Common Stock (including 7,053,327 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON PN

*The conversion of the Series A Preferred Shares reported herein is subject to the Blocker (as defined in Item 4) and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the Series A Preferred Shares in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 46124A101	SCHEDULE 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,977,441 shares of Common Stock (including 7,259,791 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,977,441 shares of Common Stock (including 7,259,791 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,977,441 shares of Common Stock (including 7,259,791 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON PN

*The conversion of the Series A Preferred Shares reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the Series A Preferred Shares in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 46124A101	SCHEDULE 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,977,441 shares of Common Stock (including 7,259,791 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,977,441 shares of Common Stock (including 7,259,791 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,977,441 shares of Common Stock (including 7,259,791 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IN

*The conversion of the Series A Preferred Shares reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the Series A Preferred Shares in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 46124A101	SCHEDULE 13D	Page 6 of 14 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock") of Invacare Holdings Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at One Invacare Way, Elyria, Ohio 44035.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

	(i)	M.H. Davidson & Co., a New York limited partnership (“CO”). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company (“CO GP”), is the general partner of CO and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of CO GP. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

	(ii)	Davidson Kempner Arbitrage, Equities and Relative Value LP, a Cayman Islands exempted limited partnership (“DKAERV”). Davidson Kempner Multi-Strategy GP II LLC, a Delaware limited liability company (“DKAERV GP”), is the general partner of DKAERV and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of DKAERV GP. DKCM is responsible for the voting and investment decisions of DKAERV;

	(iii)	Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission (the "SEC"), acts as investment manager to each of CO and DKAERV (“DKCM”). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Eric P. Epstein, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons (collectively, the "DKCM Managing Members"); and

	(iv)	Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the securities held by CO and DKAERV reported herein.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

CUSIP No. 46124A101	SCHEDULE 13D	Page 7 of 14 Pages

(b)	The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

(c)	The principal business of each of CO and DKAERV is to invest in securities. The principal business of DKCM is the management of the affairs of CO and DKAERV and other investment funds. The principal business of Mr. Anthony A. Yoseloff is to invest for funds and accounts under his management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(f)	(i) CO – a New York limited partnership

(ii) DKAERV – a Cayman Islands exempted limited partnership

(iii) DKCM – a Delaware limited partnership

(iv) Anthony A. Yoseloff – United States

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 5, 2023, the effective date (the “Effective Date”) of the Issuer’s bankruptcy plan (the “Plan”), the Reporting Persons acquired 717,650 shares of Common Stock and 472,865 shares of the Issuer’s 9.00% Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares”). Of these shares, the Reporting Persons acquired an aggregate of 11,397 Series A Preferred Shares at a price of $25.00 per share pursuant to (i) a rights offering of the Series A Preferred Shares conducted by the Issuer as a part of the Plan and (ii) that certain First Amended and Restated Backstop Commitment Agreement dated as of March 29, 2023 by and among the Issuer and the backstop parties listed on the signature pages attached thereto.

CUSIP No. 46124A101	SCHEDULE 13D	Page 8 of 14 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons have initiated discussion with the Stockholders listed in the table in Item 5 hereto (the “Named Stockholders”). The Reporting Persons, together with the Named Stockholders, have and are engaging in discussions with the Issuer with respect to the matters set forth in the preceding paragraph, and may in the future take actions with respect to their investment in the Issuer with respect thereto. Without limiting the foregoing, the Reporting Persons have had discussions with the Named Stockholders and intend to engage with the Named Stockholders in discussions with the Issuer’s management and the Board to explore financing, strategic or other similar proposals. There can be no guarantee that the Reporting Persons will make any such proposal, either on its own or in conjunction with some of all of the Named Stockholders, and if any such proposal is made, the Reporting Persons can provide no assurances such proposal will be accepted or that it will successfully consummate any proposed transaction. To facilitate its consideration of such matters, the Reporting Persons, together with the Named Stockholders, have retained, or intend to retain, consultants and advisors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and expect to engage in discussions with the Issuer's management, the Issuer’s Board of Directors (the “Board”), other holders of shares of Common Stock, financing sources, and other relevant parties, including other industry participants (including companies in which the Reporting Persons may have an investment) concerning the business, operations, governance, strategy, capitalization, ownership, changes to the Issuer’s capital allocation strategy and future plans of the Issuer and the management and Board structure (including Board composition) or commercial or strategic transactions with, or relating, to the Issuer, including, business combinations, a sale of the Issuer as a whole or in parts or acquisitions or investments by the Issuer. The Reporting Persons may change their plans or proposals in the future. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions, actions taken by the Issuer's management and Board, price levels of the Issuer’s securities, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or other securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer), selling or otherwise disposing (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person's respective partners, members or beneficiaries, as applicable) some or all of their securities of the Issuer or engaging in short selling of or any hedging or similar transaction with respect to their securities of the Issuer, in each case, in open market or private transactions, block sales or otherwise to the extent permitted under applicable law, or engage, discuss, participate in, negotiate, or approve a transaction (including commercial or strategic transactions with, or relating to, the Issuer) with the purpose or effect of changing or influencing the control of the Issuer, including by entering into one or more confidentiality agreements, standstill agreements, voting or support agreements, or other similar agreements with the purpose or effect of facilitating such a transaction. Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons at any time and from time to time, may review or reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence Issuer's management or Board with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions with advisors, the Issuer or other persons. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP No. 46124A101	SCHEDULE 13D	Page 9 of 14 Pages

As of the Effective Date, DCKM and the Issuer entered into a Board Observer Agreement, pursuant to which DKCM is entitled to designate, from time to time, one observer (the “Observer”) to the Issuer’s Board. An employee of DKCM currently serves as an Observer on the Issuer’s Board.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed with the SEC on May 15, 2023, and assumes the conversion of the reported Series A Preferred Shares subject to the Blocker (as defined below).

The Reporting Persons cannot convert the Series A Preferred Shares if the Reporting Persons would beneficially own, after such conversion, more than 9.99% of the outstanding shares of Common Stock (the "Blocker"). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the Blocker.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 46124A101	SCHEDULE 13D	Page 10 of 14 Pages

(c)	No transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty (60) days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	Not applicable.

As a result of the Reporting Persons’ involvement in the actions described in Item 4 of this Schedule 13D, the Reporting Persons may be deemed to be member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, which may consist of the Reporting Persons and the following entities (including funds and accounts managed by each entity):

Name	Number of Shares of Common Stock(1)	% Ownership
DG Capital Management, LLC	23,753,537(2)	75.1%
Davidson Kemper Capital Management LP	7,977,441(3)	9.99%(3)
Silverback Asset Management LLC	15,363,917(4)	64.0%
Tenor Capital Management Co. L.P.	12,010,302(5)	57.3%
Total	59,105,197	91.7%

(1)	Per each entity’s SEC filings.
(2)	Includes 2,136,794 shares of Common Stock and 21,616,743 shares of Common Stock issuable upon conversion of 1,408,002 shares of Series A Preferred Shares.
(3)	See the cover pages of this Schedule 13D.
(4)	Includes 1,347,138 shares of Common Stock and 14,016,779 shares of Common Stock issuable upon conversion of 912,980 shares of Series A Preferred Shares.
(5)	Includes 1,053,055 shares of Common Stock and 10,957,247 shares of Common Stock issuable upon conversion of 713,698 shares of Shares A Preferred Shares.

The “group” may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group.” As such, the “group” may be deemed to beneficially own in the aggregate 59,105,197 shares of Common Stock. The entities listed in the table in this Item 5 other than the Reporting Persons herein have been notified that such entities, and the funds and accounts managed by each entity, may beneficially own certain Common Stock and need to file separate beneficial ownership reports with the SEC related thereto. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the “group” for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. The information disclosed under Item 4 above is hereby incorporated by reference into this Item 5.

CUSIP No. 46124A101	SCHEDULE 13D	Page 11 of 14 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6. As reported in Item 4, the Reporting Persons hold, in the aggregate, 472,865 Series A Preferred Shares, the terms of which are set forth in the Issuer’s Certificate of Designations of such Series A Preferred Shares filed as Exhibit 3.3 attached to the Current Report on Form 8-K12G3 filed with the SEC on May 5, 2023 and which terms are incorporated by reference herein.

Other than as described in this Schedule 13D and the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 46124A101	SCHEDULE 13D	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 2, 2024	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP and (b) Davidson Kempner Liquid GP Topco LLC, as Managing Member of (1) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co. and (2) Davidson Kempner Multi-Strategy GP II LLC, as General Partner of Davidson Kempner Arbitrage, Equities and Relative Value LP.

CUSIP No. 46124A101	SCHEDULE 13D	Page 13 of 14 Pages

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person's beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: M.H. Davidson & Co. ("CO")

M.H. Davidson & Co. GP, L.L.C. ("Co GP") serves as the general partner of CO. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of CO. Co GP is a Delaware limited liability company.

Davidson Kempner Liquid GP Topco LLC ("Topco") serves as the managing member of Co GP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is to hold interests in Co GP and in other entities formed to act as a general partner. Topco is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of Topco. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER ARBITRAGE, EQUITIES AND RELATIVE VALUE LP (“DKAERV”)

Davidson Kempner Multi-Strategy GP II LLC (“DKAERV GP”) serves as the general partner of DKAERV. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKAERV. DKAERV GP is a Delaware limited liability company.

Topco serves as the managing member of DKAERV GP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is to hold interests in DKAERV GP and in other entities formed to act as a general partner. Topco is a Delaware limited liability company.

CUSIP No. 46124A101	SCHEDULE 13D	Page 14 of 14 Pages

The DKCM Managing Members serve as the managing members of Topco. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER CAPITAL MANAGEMENT LP ("DKCM")

DKCM GP LLC ("DKCM GP") serves as the general partner of DKCM. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKCM. DKCM GP is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of DKCM. The business address of each Managing Member is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The principal occupation of each Managing Member is to invest for funds and accounts under their management. Each Managing Member is a United States citizen.